Filed by: Callon Petroleum Company  Pursuant to Rule 425 under the  Securities Act of 1933  and deemed filed pursuant to 14a‐12  under the Securities Exchange Act of 1934  Subject Company: Carrizo Oil & Gas, Inc.  Commission File No.: 000‐29187‐87      On October 28, 2019, Callon Petroleum Company (“Callon”) posted an update to the October 22, 2019 investor  presentation.

ACQUIRING CARRIZO CREATES VALUE AND ENHANCES OPTIONALITY FOR SHAREHOLDERS October 22, 2019

IMPORTANT DISCLOSURES No Offer or Solicitation Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc. Additional Information and Where to Find It In connection with the proposed transaction, Callon Petroleum Company ("Callon") has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S-4 (the "Registration Statement"), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon's shareholders and/or Carrizo's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon's website at www.callon.com under the "Investors" tab or by contacting Callon's Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo's website at www.carrizo.com under the "Investor Relations" tab or by contacting Carrizo's Investor Relations Department at (713) 328-1055 or IR@carrizo.com. Participants in the Proxy Solicitation Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon's shareholders and Carrizo's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon's or Carrizo's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon's shareholders or Carrizo's shareholders to approve the transaction and related matters; whether any redemption of Carrizo's preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Callon's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon's website at www.callon.com under the "Investors" tab, and in other documents Callon files with the SEC, and in Carrizo's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo's website at www.carrizo.com under the "Investor Relations" tab, and in other documents Carrizo files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. 2

ACQUIRING CARRIZO CREATES SIGNIFICANT VALUE NOW WHILE ENHANCING OPTIONALITY FOR THE FUTURE TRANSACTION PROGRESSES CALLON TOWARDS ITS STATED STRATEGIC FINANCIAL OBJECTIVES¹ ◼ Creates a self-funding, high-margin oil growth company — Sustainable free cash flow generation and deep drilling inventory portfolio — Better positioned as the E&P industry transitions to “manufacturing mode” — Industry-leading margins and low cost of supply on an all-in corporate basis² ◼ Delivers significant value for shareholders — Immediately accretive to earnings, EBITDA, cash flow, free cash flow and NAV per share — NPV of synergies of $850 million or $2 per Callon share (~50% of current share price) — Receiving outsized ownership relative to our production and cash flow contribution ◼ Enhances future strategic optionality — Balanced, larger-scale asset portfolio allows for flexible and efficient capital allocation — Deleveraging free cash flow profile accelerates path to return of capital to shareholders — Improved strategic optionality creates a stronger and more attractive company to investors as well as prospective buyers or merger partners ¹ Callon’s stated strategic financial objectives include increasing cash return on capital invested, free cash flow generation, targeting leverage <2.0x and sustainable development of organic inventory; please see page 20. ² Low cost of supply defined as low cost to find, develop and extract oil and gas resource, including corporate expense burdens (e.g. G&A and interest expense). 3

STRONGER COMBINED COMPANY

Scale

2x	Core Delaware Basin Footprint
>17	Years Permian Inventory
>105	Mboed Production (2Q19)[1]
>$1.2B	Q2 2019 Annualized EBITDA

Financial Strength

~$100MM	Incremental Free Cash Flow in 2020[2]
<2.0x	Target Leverage by Year-End 2020
~$50	$ / Barrel Corporate 2020 Free Cash Flow Breakeven, Down from $55 Standalone

Value Creation

>10%	Production CAGR through 2021
>$100MM	Annual Synergies by 2021 (70% by 2020)
>15%	Cash Return on Capital Invested by 2020
+7%	Accretive to NAV per Share

[1] CPE and CRZO production reported as two stream and three stream, respectively. No financial impact from using two stream vs. three stream reporting.
[2] Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest, preferred dividends, contingency payments and transaction costs. Includes $72.5mm of synergies in 2020. Assumes pricing $55/bbl and $2.75mcf; synergies do not change materially at current strip.

4

COMPELLING VALUE PROPOSITION FOR CALLON SHAREHOLDERS I.1 Self-funded, high-margin oil growth company with enhanced portfolio II.2 Better positioned for a changing industry landscape and commodity price volatility III.3 Significant and achievable synergies IV.4 Immediately accretive on all key per share financial metrics V.5 Compelling value relative to our production and cash flow contribution VI.6 Callon is a premier operator and has a track record of successful M&A integration VII.7 Comprehensive strategic review process guided by a qualified independent board 5

SELF-FUNDED, HIGH-MARGIN OIL GROWTH COMPANY WITH 1 ENHANCED PORTFOLIO MORE ATTRACTIVE COMBINED ASSET BASE WITH FREE CASH FLOW TO DEVELOP DEEP PERMIAN INVENTORY ◼ Accelerated value realization from deep drilling inventory in the Permian — Significant scale improves operating flexibility in the Permian — Long-term growth driver; increases high-return, oil-weighted drilling inventory — Southern Delaware position increased 2x allowing for capital efficiencies, shared infrastructure and enhanced data capture ◼ Complementary high-margin, free cash flow generating asset with best-in-class acreage in the Eagle Ford — Mature, low operational risk basin with predictable and repeatable well results — Significant existing production and low base decline accelerates sustainable free cash flow generation and complements the more capital-intensive Permian development — Geographically advantaged pricing and abundant infrastructure drive strong margins ◼ Balanced asset portfolio allows for flexible and efficient capital allocation — Increased flexibility to manage cash conversion cycles and capital intensity profiles — Enhancing short term and long term returns while generating corporate-level free cash flow — Low cost of supply on an “all-in” corporate basis¹ ¹ Low cost of supply defined as low cost to find, develop and extract oil and gas resource, including corporate expense burdens (e.g. G&A and interest expense). 6

2 THE E&P INDUSTRY IS TRANSITIONING TO "MANUFACTURING MODE"

***TODAY'S OBJECTIVES INCLUDE CAPITAL EFFICIENCY, SELF-*FUNDED GROWTH, CORPORATE-LEVEL RETURNS AND RETURN OF CAPITAL**

RECENT HISTORY - SHALE REVOLUTION

Investors focused on single-basin, pure-play companies; prioritize high-growth over corporate-level returns and capital returns

KEY DRIVERS / OBJECTIVES

- Acreage and drilling inventory accumulation
- Production growth through outspend of cash flow
- Open access to capital markets
- Single well returns

2014 – 2016 AVERAGE EV / NTM EBITDA



7.3 x
8.7 x
~1.4x Premium
Large-Cap Diversifieds¹
SMid-Cap Permian Pure Plays²

NTM FCF Yield: (1)% (11)%

TODAY'S ENVIRONMENT - MANUFACTURING MODE

Investor premium for pure-plays has eroded; prioritize corporate-level returns and capital returns over high-growth

KEY DRIVERS / OBJECTIVES

- Efficiencies of size and scale
- Free cash flow generation in any commodity price environment
- Low leverage and financial flexibility
- Corporate returns and return of capital

EV / NTM EBITDA as of Unaffected Date (12-Jul-2019)



~0.8x Discount
5.3 x
4.5 x
Large-Cap Diversifieds¹
SMid-Cap Permian Pure Plays²

NTM FCF Yield: 5 % (0)%

Source: CapIQ, Company filings

[1] Large-Cap Diversifieds include: APA, COP, DVN, EOG, HES, MRO, NBL, OXY.

[2] SMid-Cap Permian Pure Plays include all Permian Pure Play E&P companies under $10 billion market cap that were public companies from 2014 through today; Includes CPE, LPI, PE. Excludes CDEV and JAG due to late 2016 / early 2017 IPOs. 12-Jul-2019 median EV / NTM EBITDA median would remain at 4.5x were they included.

CAP 7

2 BETTER POSITIONED FOR THE CHANGING INDUSTRY LANDSCAPE

CALLON IS GAINING SIZE AND SCALE TO ENHANCE OPERATING EFFICIENCIES AND IMPROVE FREE CASH FLOW

PRO FORMA CALLON POSITIONING	SELECTED OBSERVATIONS
ENHANCED LARGE SCALE DEVELOPMENT MODEL	■ Increased size and scale better positions Callon to meet capital needs of large scale development ■ Allows for substantial improvements in capital efficiencies: — Lower well costs from running two frac crews on a full-time basis — Larger pad developments improve operational uptime via continuous utilization and less production taken offline for completions
BETTER POSITIONED FOR A LOWER COMMODITY PRICE ENVIRONMENT	■ Lower free cash flow breakeven from ~$55/bbl to ~$50/bbl in 2020 and less than $50/bbl in 2021 ■ Improved liquidity and no near-term debt maturities
SUSTAINABLE FREE CASH FLOW PROFILE	■ Incremental free cash flow of ~$100 million in 2020[1] ■ Significant free cash flow growth in 2021[1]
STRENGTHENED FINANCIAL FLEXIBILITY	■ Investment grade credit metrics resulting from increased proved reserves, production and EBITDA ■ Targeting an additional $300 million - $400 million of proceeds from asset sales
IMPROVED RETURN ON CAPITAL	■ **Increases Callon's Cash Return on Capital Invested[2] from 14% to 18% in 2020E** ■ Deleveraging free cash flow profile accelerates the path to a return of capital to shareholders

1. Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest, preferred dividends, contingency payments and transaction costs. Includes $72.5mm of synergies in 2020. Assumes pricing $55/bbl and $2.75mcf; synergies do not change materially at current strip.
2. Cash Return on Invested Capital ("CROCI") is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders' equity).

8

3 SHAREHOLDERS WILL BENEFIT FROM SIGNIFICANT AND ACHIEVABLE SYNERGIES

NPV OF $2 PER CALLON SHARE REPRESENTS ~50% OF CALLON'S CURRENT SHARE PRICE

ANNUAL RUN RATE OPERATIONAL SYNERGIES (2021+) ($MM)

Corporate Cash G&A Reductions

- ~50% of Carrizo 2019E all-in cash G&A[1]

Delaware Drilling and Completion Cost Savings

- 5 - 8% reduction in Delaware drilling and completion / ft
- Expanded large scale development with simultaneous operations improves production cycle times and well costs

Improved Permian Uptime

- 2020 target of 1% increase in Permian field production uptime
- Large projects minimize impact on adjacent producing wells



$35-$45
$45-$65
$20
$100-$130
Corporate G&A savings
Delaware D&C cost savings
Improved Permian production uptime
Annual run rate synergies

2020 Expected Synergies			
~$35mm	~$25mm - $30mm	~$10mm	~$70-$75mm

~$650MM NPV

10 YR TOTAL (OPERATIONAL AND CAPITAL) NPV OF SYNERGIES ($MM)

Optimized capital allocation
Operational synergies
Corporate G&A savings

Optimized Capital Allocation

- Larger cash flow base allows for near-term activity acceleration
- Blended portfolio of shorter cycle projects generates cash flow funding longer cycle projects driving NAV
- High-graded, long-term, multi-zone co-development program of two robust asset bases
- Optimized, integrated development schedule enhances efficiency



$850
$200
$400
$250
$2.00
$0.47
$0.94
$0.59
Total synergies
$ / Callon share

~$850MM NPV

Note: Synergies based on 7/11/2019 NYMEX strip pricing through 2023 with prices held flat thereafter and Wall Street consensus pricing through 2021 with prices held flat thereafter; synergies do not change materially at current strip.
[1] Includes capitalized G&A, historically ~20% of all-in cash G&A.

9

WELL POSITIONED TO CAPTURE THE OPERATIONAL BENEFITS OF 3 THE MERGER CALLON HAS A TRACK RECORD OF IMPROVING OPERATIONAL EFFICIENCIES BENEFITS OF SCALE AND CAPITAL EFFICIENCY DELAWARE D&C COST SAVINGS (1) ◼ Industry leaders are shifting to more efficient, “manufacturing” style development with benefits from scale ◼ Multi-well projects preserve future drilling inventory value by reducing impacts of depletion in adjacent “The Prize” wells ◼ Overall production profile benefitted by significantly reduced interruptions from offsetting completion activity FOOT PER GROSS D&C 2016A 2017A 2018A 2019E Recent Large Project DELAWARE CYCLE TIMES STEADILY IMPROVING (1) CONTINUOUS FRAC CREW UTILIZATION EFFICIENCY AVG DAILY FOOTAGE STAGES PER DAY 700 5 600 4 500 3 400 300 2 200 DAY PER STAGES 1 100 - - DEDICATED CREW DEDICATED CREW 2017 1H18 2H18 2019 YTD 2017 1H18 2H18 2019 YTD (1Q18 AVERAGE) (1Q19 AVERAGE) 1. Reflects Callon–only operated results. 10

◼ ◼ ◼ ◼ 0% 1% 2% 3% 4% (FRAC INTERFERENCE IMPACT AS % PRODUCTION) ASPRODUCTION) % IMPACT INTERFERENCE (FRAC SYNERGIES UPTIME PERMIAN 3 performance performance improvements and not relianton service cost reductions or subsurface Planned structural change in development model isdurable deployconsistently stand on demonstrated incremental efficiency, but Callonunable to Recent deployment of larger scale development model improvedefficiency, resulting in lowerwellcosts Continuous utilization of dedicated crews and equipment has wellcosts overtime Progression to larger pad developmenthas produced lower CPE 2019E ENHANCEDLARGESCALEDEVELOPMENT MODEL ¹ Source: Wall Street Research 2019E pro forma Ranger sale. OPERATIONAL CAPTURE SYNERGIES CLEAR STRUCTURALSCALE FROM BENEFITS CPE 2020E - alone basis 2020E PF Run Rate Run $10 MM $10 MM $20 MM $20 MM ¹ 2020E RESOURCES CONCENTRATE ANDVALUEINVENTORY DRILLING MULTI LARGER, DEVELOPMENT EVOLUTION SIMOPSMEGA MULTI SINGLE - PARENT PARENT WELL WELL CHILDREN) WELL PADS(~50% - WELL CHILDREN)WELL PADS(~75% - WELL WELL PROJECTS PRESERVE FUTURE - PADS (~25% CHILDREN) PADS CHILD CHILD WELL 11

3 MOST RESEARCH ANALYSTS AGREE WITH THE SYNERGIES AND INDUSTRIAL LOGIC

MOST RESEARCH ANALYSTS BELIEVE IN THE MERITS AND UPSIDE OF THE TRANSACTION

"We see significant upside to the stated synergies and also believe there are additional value creation opportunities that exist and should be considered. Management is highly confident it will be able to achieve the ~5% reduction given it recently completed a 6-well pad using SimOps (and two frac crews) that achieved an average well cost ~9% below the company's YTD average using a single crew. If these savings become the norm, **we believe there is material upside to Callon's expected** operational synergies. We also believe this conservatism helps provide some level of risk mitigation when it comes to synergy **realization and execution.**"

Scotia Howard Weil — October 14, 2019

"The proposed CRZO acquisition would enhance operations scale while offering significant potential synergies... While upside cannot be ruled out, as shown below, the synergy target appears consistent with recently announced deals at ~2% of pro forma enterprise value. We believe these synergies could even be conservative as CPE gains economies of scale in other areas such as vendor consolidation, which have not been taken into account in reaching this number"

Bank of America Merrill Lynch — September 27, 2019

"Synergies: operational and G&A portion appear very achievable. The operational capital portion would largely be driven by reduced downtime with oil services and improved cycle times, which seems well within reach and may even prove to be conservative. This was a key portion of the synergies with FANG's acquisition of EGN and were largely achieved only a few months after closing."

Morgan Stanley — July 16, 2019

"...the deal highlights the importance of scale needed to meet investor demands for 1) material free cash flow yield, 2) double digit ROCE, and 3) double digit production growth and <2x leverage. We believe given the potential $100MM+ in free cash flow in 2020, the deal should be accretive relatively soon to CPE shareholders despite the material share count expansion. Ultimately, we believe the fit makes sense given the size and maturity of both companies, adjacent Delaware Basin positions, focus on multi-zone development, and similar overall capital programs/free cash flow trajectories."

SunTrust Robinson Humphrey — July 15, 2019

Source: Wall Street Research

12

IMMEDIATELY ACCRETIVE TO ALL KEY PER SHARE FINANCIAL 4 METRICS ATTRACTIVE ACCRETION IN YEAR ONE WITH SIGNIFICANTLY IMPROVED UPSIDE AND OPTIONALITY Accretive to Accretive to 2020E EBITDA 2020E Cash +23% Per Share +20% Flow Per Share Incremental 2020E Accretive to Free Cash Flow NAV per Share +$0.20 per Share +7% Source: Callon management projections Note: Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest, preferred dividends, contingency payments and transaction costs. Includes $72.5mm of synergies in 2020. Assumes pricing $55/bbl and $2.75mcf; synergies do not change materially at current strip. NAV accretion also includes the effect of synergies and transaction costs. 13

4 STOCK-FOR-STOCK TRANSACTION MAINTAINS **CALLON'S STRONG BALANCE SHEET**

DELEVERAGING CASH FLOW PROFILE WITH TARGET LEVERAGE OF LESS THAN 2.0X BY YEAR-END 2020E

- $1 billion of pro forma liquidity as of 30-Jun-2019
- No near-term debt maturities
- Targeting an additional $300 million - $400 million of proceeds from asset sales by year-end 2020
  - Water infrastructure assets
  - Non-core assets in the Eagle Ford and other non-op and non-core assets
- Potential to accelerate reduction of absolute debt of $2.8 billion as of 30-Jun-2019
- Investment grade credit metrics resulting from increased proved reserves, production and EBITDA

Pro Forma Year End Net Debt / EBITDA (without asset sales)



2.3 x
< 2.0 x
< 1.5 x
CPE 2Q Standalone[1]
YE 2020 Target
Long-Term Target

Pro Forma Liquidity as of 30-Jun-2019 ($mm)[2]



$ 1,405
$ 350
$ 743
$ 1,055
Status Quo Liquidity
Pro Forma Liquidity
Base
Asset Sales

Source: Company disclosure, CPE/CRZO joint proxy statement/prospectus filed October 9, 2019 and management projections.
Note: Assumes Callon will repay and terminate the Carrizo RBL, which has $841mm drawn, and will be assumed under a new Callon RBL; Callon will assume Carrizo's existing $650mm 6.250% Sr. Unsecured Notes due 2023 and $250mm 8.250% Sr. Unsecured Notes due 2025. Callon existing borrowings of $105mm, $600mm 6.125% Sr. Unsecured Notes due 2024 and $400mm 6.375% Sr. Unsecured Notes due 2026.
[1] Net Debt to LQA Adjusted EBITDA is a non-GAAP measure and is calculated as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company's current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. [2] Liquidity based on current elected borrowing base. Borrowing base may be impacted by sale of assets.

14

5 COMPELLING VALUE RELATIVE TO OUR CONTRIBUTION

OUR SHAREHOLDERS ARE RECEIVING OWNERSHIP IN EXCESS OF OUR PRODUCTION AND CASH FLOW CONTRIBUTION

- Callon is contributing a lower percentage of production and cash flow relative to our pro forma ownership in the combined company
- Carrizo is contributing essentially all near-term free cash flow
- Despite this relative contribution, Callon shareholders are receiving 54% ownership in the combined company
- Additionally, Callon shareholders benefit from their share of $850 million NPV of synergies, or $2 per Callon share



Callon
Carrizo
Debt-Adjusted Contribution¹
2019E Production
40 %
60 %
2020E Production
43 %
57 %
2019E EBITDA
48 %
52 %
2020E EBITDA
58 %
42 %
2019E Operating Cash Flow
42 %
58 %
2020E Operating Cash Flow
48 %
52 %
2019E Free Cash Flow
100 %
2020E Free Cash Flow
2 %
98 %
Pro Forma Callon Ownership: 54%

Source: Company disclosure, CPE / CRZO joint proxy statement / prospectus filed October 9, 2019 and management projections, Capital IQ; Market data as of 12-Jul-2019
[1] Net debt includes $200mm of CRZO preferred, treated as debt. Contribution metrics are based on standalone status quo S-4 projections and do not include synergies or transaction costs. Free cash flow calculated as cash flow from operations less capex, capitalized G&A, capitalized interest and contingency payments. Assumes pricing $55/bbl and $2.75mcf.

15

PREMIUM AND MULTIPLES ARE IN-LINE WITH OR BETTER THAN 5 RECENT TRANSACTIONS COMPELLING VALUE RELATIVE TO COMPARABLE TRANSACTIONS Implied Premium to Implied Premium to 60-Day Buyer Seller Announcement Date EV / NTM EBITDA Undisturbed Price VWAP 7/15/2019 25% 18% 4.2 x 10/14/2019 11 6 4.0 ¹ 8/26/2019 0 (9) 3.2 ² 4/11/2019 61 68 7.2 11/19/2018 15 11 4.4 11/1/2018 35 7 4.2 10/30/2018 24 8 4.8 8/14/2018 19 22 7.4 3/28/2018 29 28 9.4 6/19/2017 37 25 7.0 1/16/2017 34 37 NM 5/16/2016 17 47 10.1 Average³ 26% 23% 6.2 x Median³ 24% 22% 5.9 x Source: Bloomberg, IHS Herold ¹ Premium calculated relative to price as of undisturbed date of 06-Aug-2019 (date of deal leak). ² Based on Occidental and Anadarko stock prices on 11-Apr-2019 (initial CVX offer). ³ Excludes Callon / Carrizo transaction. 16

5 CALLON HAS TRADED IN-LINE WITH PEERS SINCE ANNOUNCEMENT CALLON AND PEERS HAVE BEEN IMPACTED BY SECTOR-WIDE INVESTOR SENTIMENT Share Price Performance Since Undisturbed Date (July 12, 2019) Relative Performance Relative Performance Since July 12, 2019 Through 100% 1-Day 30-Day October 18, 2019 2019 YTD Callon Relative to S-4 Peers1 (10)% (1)% 7% 8% 2 Callon Relative to Oil-Weighted Small Cap E&P Peers (10)% 10% 13% 12% 90% Attack on Saudi Callon Q2 Refineries Earnings (14-Sep-2019) (6-Aug-2019) 80% 70% Indexed Price 60% Callon | (40)% S-4 Peers¹ | (48)% 50% Oil-Weighted Small Cap E&P² | (53)% 40% 12-Jul-19 26-Jul-19 9-Aug-19 23-Aug-19 6-Sep-19 20-Sep-19 4-Oct-19 18-Oct-19 Source: CapIQ; market data as of 18-Oct-2019 ¹ S-4 Peers include CDEV, MTDR, QEP and SM (index excludes CRZO and JAG due to M&A announcement). ² Oil-weighted small cap E&P companies include all E&Ps with market capitalization between $500 million and $2 billion, with unconventional, oil-weighted production (>50%): MTDR, CDEV, OAS, QEP and WLL (index excludes JAG due to M&A announcement). 17

6 CALLON HAS A TRACK RECORD OF SUCCESSFUL PORTFOLIO OPTIMIZATION

CALLON HAS MADE SEVERAL SUCCESSFUL VALUE ENHANCING ACQUISITIONS AND DIVESTED NON-CORE ASSETS

Acquisition / Divestiture

April 2016 Midland Basin	September 2016 Midland Basin	December 2016 Delaware Basin	May 2018 Delaware Basin	April 2019 Midland Basin
Acquired 14,089 net acres primarily in Howard County from Big Star	Acquired 5,667 net acres primarily in Howard County from Plymouth Petroleum	Acquired16,098 net acres primarily in Ward County from Ameredev	Acquired 28,657 net acres in Ward County from Cimarex Realized >10% improvement to 6 month cumulative oil production over Cimarex results on same acreage[1]	Sold 9,850 net acres in the Ranger operating area
$301mm	$340mm	$615mm	$570mm	$260mm

2016 | 2017 | 2018 | 2019

"Today's [Plymouth] deal adds CPE to a growing list of Midland-based E&Ps that expanded into the Delaware and now hold attractive exposure to both sides of the basin (RSPP, PE, FANG)."

Deutsche Bank — December 14, 2016

"Importantly, CPE was able to establish a new core area [with the Ameredev transaction], which extends its runway for top-tier production growth into 2019 & beyond."

RBC — December 15, 2016

"We view the [Cimarex] transaction positively for both buyer and seller as Callon adds scale in the Delaware through an acquisition that is contiguous and highly complementary to its position."

STIFEL — May 24, 2018

"Callon's integration of the Ward County acquisition in 2018 should provide some indication that at least on the asset side integration and synergy capture should be credited."

EVERCORE — July 15, 2019

Source: Wall Street Research, Public disclosure
[1] Well results includes WCA wells and is normalized for lateral length.

CAP

18

6 CALLON IS A PREMIER OPERATOR OF UPSTREAM ASSETS

CALLON HAS DEMONSTRATED ABILITY TO ACHIEVE SIGNIFICANT WELL COST SAVINGS AND PRODUCTIVITY IMPROVEMENT THROUGH LARGER PROJECT DEVELOPMENT

HIGHER CUMULATIVE OIL PRODUCTION
(6 MONTH CUMULATIVE OIL / 1,000')

DELAWARE[1]



49%
13,739
20,472
15,818
CPE: 2017
CPE: 2018+
Offset Operator Avg.

MIDLAND[2]



18%
13,217
15,642
13,489
CPE: 2017
CPE: 2018+
Offset Operator Avg.

LOWER COST
(DRILLING & COMPLETION COST / 1,000')

DELAWARE[1]



29%
$1,400
$1,200
$995
$1,212
CPE: 2018
CPE: 2019
CPE: Recent Large Project
Offset Operator Avg.

MIDLAND[2]



36%
$1,100
$900
$700
$807
CPE: 2018
CPE: 2019
CPE: Recent Large Project
Offset Operator Avg.

BEST-IN-CLASS EBITDA MARGINS
(Q2 2019 EBITDA / BOE)

CALLON VS. PERMIAN PURE-PLAY COMPANIES[3]



$ 33.23
$ 32.31
$ 29.79
$ 29.63
$ 24.55
$ 23.97
$ 23.62
CPE
A
B
C
D
E
F

"Callon's wells are arguably the best in the Southern Delaware with average cumulative oil production per foot through 6 months head and shoulders above its peers…While acreage quality undoubtedly plays a role in this analysis, we believe Callon's results also reflect the company's operational capabilities…We believe these assets in Callon's hands could also see an improvement in performance."

Scotia Howard Weil — October 14, 2019

Source: CapIQ, Enverus, Public Disclosures; market data as of 07-Oct-2019
[1] Offset Delaware operators include CPE, CXO, CDEV, CRZO, JAG, PDCE, OXY, NBL; see additional detail in the appendix.
[2] Offset Midland operators include PXD, CPE, SM, XOM, FANG, PE, ECA, QEP; see additional detail in the appendix.
[3] Permian Pure-Play E&Ps include companies with greater than $500mm of market capitalization: CDEV, CXO, FANG, JAG, PE, PXD.

19

7 WELL-QUALIFIED BOARD OF INDEPENDENT DIRECTORS

THE COMBINED BOARD HAS THE RIGHT M&A, INTEGRATION AND APPROPRIATE INDUSTRY EXPERTISE


Matthew R. Bob
Member of Strategic Planning & Reserves Committee
Eagle Oil and Gas, President


Barbara Faulkenberry
Member of Strategic Planning & Reserves Committee
U.S. Air Force, Retired Major General


Michael L. Finch
Member of Strategic Planning & Reserves Committee
Private Investor


L. Richard Flury
Independent Chairman of the Board
BP plc, Former CEO for Gas and Power


S.P. Johnson IV
President and CEO, Carrizo
Shell Oil, Former Operations Superintendent


Larry D. McVay
Chair of Strategic Planning & Reserves Committee
TNK-BP Holdings, Former COO


Anthony J. Nocchiero
Member of Strategic Planning & Reserves Committee
CF Industries, Former CFO


James M. Trimble
Member of Strategic Planning & Reserves Committee
PDC Energy, Former President & CEO


Frances Aldrich Sevilla-Sacasa
Member, Carrizo Audit Committee
Banco Itaú International, Former CEO


Steven A. Webster
Chairman, Carrizo Board of Directors
Global Energy Partners, Chairman

5 of 7 independent directors have overseen transformative M&A transactions, including selling 3 companies in the past 3 years:

- Richard Flury and Larry McVay: Directors at Chicago Bridge & Iron; merged with McDermott in 2018
- Larry McVay: Director at Praxair; merged with Linde in 2018
- James Trimble: Director and Interim CEO of Stone Energy; merged with Talos in 2018
- Michael Finch: Director of Petroquest Energy through multiple transformative acquisitions and core disposition
- Anthony Nocchiero: CFO of CF Industries; acquired Terra Industries in 2010

This Transaction Advances Each of Callon's Strategic Financial Objectives		Achieved by a Merger with Carrizo?
INCREASE CASH RETURN ON INVESTED CAPITAL[1]	▪ Ongoing compensation alignment with shareholder interests ▪ Retain best-in-class margins ▪ Reduce capital intensity of business	✔
GENERATE FREE CASH FLOW	▪ Consistent measured growth in development moderated PDP declines ▪ 2019 trajectory improves with capital efficiency ▪ Generate Free Cash Flow in 2020	✔
REDUCE LEVERAGE	▪ Non-core monetizations ▪ Target leverage < 2.0x ▪ Continued capital discipline	✔
LONG TERM FOCUS	▪ Sustainable co-development of organic inventory ▪ Balance NPV and ROR for optimal full cycle returns ▪ Marketing diversification mitigates pricing concentration risk and adds upside	✔

Current Independent Callon Board Members
Carrizo Board Members to Join the Callon Board

[1] Cash Return on Invested Capital ("CROCI") is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders' equity).

20

THE COMBINATION WAS THE RESULT OF AN EXTENSIVE 7 REVIEW BY AN INDEPENDENT AND QUALIFIED BOARD A COMBINATION WITH CARRIZO DOES NOT PRECLUDE ANY FUTURE ALTERNATIVES; RATHER IT BETTER POSITIONS CALLON’S FUTURE STRATEGIC OPPORTUNITIES INCLUDING A SALE OR MERGER ◼ The Board evaluated all strategic alternatives including change-in-control transactions — Independent Strategic Planning Committee and the Board regularly consider and evaluate strategic alternatives — The Board evaluated a range of potential alternatives including change-in-control transactions, public company M&A, asset acquisitions and divestitures and other capital markets transactions — Company conducted discussions with a number of potential partners in addition to Carrizo – Prior to Callon submitting a bid for Carrizo, no party had historically indicated interest in Callon that the Board thought would lead to a transaction that was superior to the status quo – After the announcement of Callon’s acquisition of Carrizo, Callon has not been approached by any potential bidders ◼ The Board was highly involved with the review process and decision — The Board discussed the Carrizo transaction at nine (9) Board meetings 21

MOST RESEARCH ANALYSTS VIEW THIS AS THE BEST PATH 7 FOR VALUE CREATION THE COMBINATION WITH CARRIZO STRENGHTENS THE COMPANY TODAY AND ENHANCES FUTURE OPTIONALITY “Lower leverage and stronger free cash flow generation was “…in a world where investors are searching for operators one of the motivations for CPE signing the deal to acquire capable of generating respectable free cash flow yields at CRZO and both would not be as attractive without the conservative pricing, a SMID cap operator with a path toward merger, on our estimates.” a sub-$50/WTI breakeven over the next several years and potential synergy-related upside screens relatively more favorably than the standalone operator which would have possessed $55/WTI breakevens in 2020.” September 10, 2019 September 23, 2019 “Deal accretion appears real and readily attainable. Clients “The ability to achieve double-digit production growth while with whom we've spoken this week see it… Mission drift clearly generating meaningful FCF has become the challenge/goal disappointed some CPE holders, but we like the set-up from for the E&P industry; with the acquisition of CRZO, CPE has here, given the attractive pricing for Carrizo. ” secured its spot amongst this elite group.” July 16, 2019 July 16, 2019 “We argue that separately, CPE and CRZO were sub-scale to optimally operate on a go-forward basis on any large-scale multi-zone Delaware development. The combined company should be able to achieve the metrics we believe investors are looking for with 1) sustained double-digit production growth… 2) FCF yield of over 5%... and 3) close to double digit ROCE” July 19, 2019 Source: Wall Street Research 22

RESEARCH ANALYSTS OVERWHELMINGLY SUPPORT THIS DEAL

85% OF RESEARCH ANALYSTS MAINTAIN A BUY RECOMMENDATION FOR CALLON AND HAVE EXPRESSED SUPPORT FOR THE COMBINATION

BROKER	REPORT DATE	EXPRESSED SUPPORT[1]	COMMENTARY
Stephens	10/16/19	✓	*"Notably, based on 2Q19 execution, we have a higher degree of confidence that CPE should achieve said stated* synergies with relative ease. We see the logic in the acquisition of CRZO as the creation of a larger entity should create *future shareholder value (scale should allow for more efficient development)."*
Barclays	10/16/19	✓	*"…we believe it's difficult to disprove CPE's case for scale and reduced FCF break evens and its confidence on CRZO's inventory depth and quality…"*
Scotiabank	10/14/19	✓	*"The Eagle Ford provides Callon something most other S-Mid Cap Permian pure-plays currently lack – free cash flow."*
Bank of America	9/27/19	✓	*"We would view the deal, if it closes as expected, as beneficial for CPE* – as it would give shareholders exposure to a larger dual-*basin"*
Morgan Stanley	9/26/19	✓	*"Both would not be as attractive without the merger, on our estimates."*
SunTrust Robinson Humphrey	9/25/19	✓	*"We additionally continue to favor the combined company."*
Cowen & Company	9/25/19	✓	*"CPE can perhaps now stand out from the smid-*cap crowd given the aforementioned increased scale and potential for *operational synergy capture"*
Citi	9/23/19	✓	*"…we see valuation as intriguing regardless of the vote outcome."*
Piper Jaffray (Simmons)	9/23/19	✓	*"We see a path toward considerable upside"*
Evercore	9/20/19	✓	*"We understand the CPE/CRZO combination in this context* [of SuperMajors crowding out sub-*scale shale players]"*
U.S. Capital Advisors	9/20/19	✓	*"We think CPE is thoughtfully structuring compensation incentives for* employees of the pro-forma company that align *directly with synergy achievement"*
Tudor Pickering & Holt	9/10/19	✗	*"The 25% premium for CRZO was unwarranted"*
BMO Capital Markets	9/9/19	✗	*"Dilution outweighs merger of equals benefits, but negative reaction overdone"*
Stifel Nicolaus	8/28/19	✓	*"[This] transaction provides 'proof positive' example of the industry and macro conditions driving M&A."*
Northland Securities	8/27/19	✓	*"We agree with the strategic rationale."*
Oppenheimer	8/21/19	✓	*"In our view, the Carrizo Oil & Gas acquisition provides scale and supports the pivot to large-scale pad development"*
Roth Capital Partners	8/14/19	✓	*"Solid 2Q" "Positive"*
Williams Capital Group	8/7/19	✓	"We continue to find CPE as a highly attractive name in the small-*cap group"*
Imperial Capital	8/7/19	✓	*"More scope and scale makes sense."*
Seaport Global Securities	8/7/19	✓	*"Solid Q2 showing and a focus on merger synergies"*
Johnson Rice & Company	8/6/19	✓	*"We continue to believe the merits of the CPE/CRZO merger will be recognized…positioning the combined company for a stronger 2020 than could be achieved as standalone entities."*
Credit Suisse	7/15/19	✗	*"As we have seen in prior deals, market is unlikely to assign much credit to the operational synergies until executed."*

Source: Factset, Wall Street Research
[1] Support determined by positive statements about or publishing support of the deal.

23

CONCLUSION: ACQUIRING CARRIZO CREATES SIGNIFICANT VALUE NOW WHILE ENHANCING OPTIONALITY FOR THE FUTURE TRANSACTION PROGRESSES CALLON TOWARDS ITS STATED STRATEGIC FINANCIAL OBJECTIVES¹ ◼ Creates a self-funding, high-margin oil growth company — Sustainable free cash flow generation and deep drilling inventory portfolio — Better positioned as the E&P industry transitions to “manufacturing mode” — Industry-leading margins and low cost of supply on an all-in corporate basis² ◼ Delivers significant value for shareholders — Immediately accretive to earnings, EBITDA, cash flow, free cash flow and NAV per share — NPV of synergies of $850 million or $2 per Callon share (~50% of current share price) — Receiving outsized ownership relative to our production and cash flow contribution ◼ Enhances future strategic optionality — Balanced, larger-scale asset portfolio allows for flexible and efficient capital allocation — Deleveraging free cash flow profile accelerates path to return of capital to shareholders — Improved strategic optionality creates a stronger and more attractive company to investors as well as prospective buyers or merger partners ¹ Callon’s stated strategic financial objectives include increasing cash return on capital invested, free cash flow generation, targeting leverage <2.0x and sustainable development of organic inventory; please see page 20. ² Low cost of supply defined as low cost to find, develop and extract oil and gas resource, including corporate expense burdens (e.g. G&A and interest expense). 24

Appendix

PRO FORMA CALLON IS MORE COMPELLING THAN STANDALONE CALLON

Based on broker consensus estimates as of 7/12/19

		Standalone	Pro forma	Delta
Quality assets	2020E EBITDAX margin ($ / boe)	$35.92	$33.55	-$2.37
	Gross operated locations > 25% IRR[1]	1,100	2,000	+900
			CRZO assets comprise >50% of top quartile of gross locations (based on IRR)	
Scale	Market cap ($bn)	$1.5	$2.7	+$1.3
	Total net acres[2]	75,000	200,000	+125,000
	Net Permian acres[2]	75,000	120,000	+45,000
	Total gross operated locations[2]	1,200	2,500	+1,300
	2020E production (mboepd)	45	118[4]	+74
Self-funded growth	2020E FCF ($mm, consensus estimates)	($26)	$152	+$179
	2019E-2021E production CAGR	16%	11%	-4.9%
Corporate returns	2020E CROCI[3]	14%	18%	+4%
Strong balance sheet	Liquidity ($mm)	$743	$1,055	+$312

Source: FactSet as of 7/12/19; pro forma assumes CPE standalone plus CRZO standalone plus $72.5mm of synergies in 2020 and $115mm in 2021

1. Operated inventory only; assumes 1Q19 D&C costs plus 10% additional facilities; assumes internal Callon / Carrizo type curves as of 1Q19. Assumes oil pricing as follows: WTI: $55 / bbl flat; WTI-Midland differential: ($1.00) / bbl; LLS-WTI differential: +$3.00 / bbl; Brent-WTI differential: +$8.00 / bbl; assumes gas pricing as follows: HHUB: $2.75 / mmbtu flat ; HHUB-WAHA differential: ($1.50) / mmbtu for 2Q19-3Q19 and ($0.75) / mmbtu from 4Q19 onward; assumes NGL pricing as follows: $20 / bbl NGLs.
2. Standalone net acres and locations pro forma for Ranger sale.
3. Cash Return on Invested Capital ("CROCI") is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders' equity).
4. CPE and CRZO production reported as two stream and three stream, respectively. No financial impact from using two stream vs. three stream reporting.

26

VALUATIONS HAVE RESET AND PURE-PLAYS NO LONGER TRADE AT A PREMIUM HISTORICAL EV / NTM EBITDA MULTIPLES 14.0 x SMID-Cap Permian Pure-Plays Large-Cap Independents Universe 12.0 x 10.0 x 8.0 x 6.0 x 5.3x 5.1x 4.5x 4.0 x 2.0 x 0.0 x Oct-2006 Oct-2008 Oct-2010 Oct-2012 Oct-2014 Oct-2016 Oct-2018 Source: Factset as of 12-Jul-2019. Note: SMID-Cap Permian Pure-Plays: CPE, LPI, PE; Large-Cap Independents: APA, COP, DVN, EOG, HES, MRO, NBL, OXY; Universe: APA, COP, CPE, DVN, EOG, HES, LPI, MRO, NBL, OXY, PE. 27

THE OIL-WEIGHTED SMALL CAP E&PS ARE A LOGICAL PEER GROUP FOR CALLON Share Price Performance Since 7/12/2019 Proxy Callon Oil-Weighted Bloomberg Market Cap Net Debt / Through Company Name Peers S-4 Peers Small Cap¹ Peers² ($mm) EBITDA³ Oil %⁴ 1-Day Trading 5-Day Trading 10-Day Trading 20-Day Trading 30-Day Trading October 18, 2019 2019 YTD Callon $ 1,459 2.2 x 79% (16)% (24)% (24)% (19)% (35)% (40)% (41)% ConocoPhillips ✔ 60,446 0.3 59 (2) (2) (5) (13) (18) (13) (13) Continental ✔ 10,417 1.7 60 (6) (12) (14) (24) (30) (33) (31) Noble ✔ 9,116 2.6 35 (4) (7) (9) (3) (5) (16) 2 Apache ✔ 8,558 1.4 48 (2) (11) (11) (18) (23) (17) (15) Parsley ✔ 4,905 1.6 63 (5) (10) (12) (10) (12) (16) (4) Cimarex 4,267 1.5 33 (4) (12) (14) (23) (32) (26) (33) WPX ✔ 4,081 1.5 63 (5) (8) (11) (8) (9) (15) (16) Murphy ✔ 3,056 1.4 61 (1) (9) (6) (14) (25) (21) (20) Magnolia 2,745 0.4 54 1 (1) (1) (7) (9) (8) (10) Chesapeake ✔ 2,432 3.6 28 (5) (16) (15) (25) (24) (33) (39) PDC ✔ 2,174 1.3 62 (1) (4) (9) (7) (17) (31) (29) Matador ✔ ✔ ✔ ✔ 1,451 2.5 59 (3) (10) (15) (22) (24) (37) (20) Jagged Peak ✔ ✔ ✔ ✔ 1,450 1.2 76 (5) (13) (19) (22) (26) (23) (26) Comstock ✔ 1,237 4.7 3 (2) 2 8 (6) (12) 14 48 Range ✔ 936 3.4 3 (4) (16) (18) (31) (40) (41) (62) Oasis ✔ ✔ ✔ 934 2.9 71 (7) (13) (15) (46) (43) (45) (48) Centennial ✔ ✔ ✔ 882 1.4 58 (10) (18) (25) (40) (44) (58) (71) SRC ✔ 855 1.3 43 (4) (7) (13) 2 (4) (20) (27) SM ✔ ✔ ✔ 823 2.9 47 (5) (9) (15) (4) (16) (33) (53) Berry 771 1.4 89 (1) (2) 0 (18) (26) (10) 8 Northern ✔ 755 1.8 81 (6) (18) (19) (13) (14) (7) (20) QEP ✔ ✔ ✔ ✔ 646 3.0 72 (4) (25) (32) (41) (50) (62) (52) Whiting ✔ ✔ 602 2.8 65 (7) (10) (8) (46) (60) (62) (71) W&T Offshore ✔ 589 2.0 44 3 3 (9) (1) (13) (12) (0) Laredo ✔ ✔ 543 1.8 36 (3) (5) (13) (13) (17) (27) (37) Extraction ✔ 477 2.3 48 (2) (7) (16) (5) (7) (51) (51) Denbury ✔ 466 4.6 97 (5) (14) (19) (20) (21) (22) (41) Gulfport ✔ 423 2.7 3 (2) (14) (23) (23) (39) (38) (60) CRC ✔ 370 5.0 62 (3) (26) (23) (48) (53) (62) (56) HighPoint ✔ 235 2.2 63 (6) (20) (25) (30) (32) (40) (59) XOP - - - (3) (7) (9) (16) (22) (23) (23) Source: CapIQ, Wall Street consensus, Company Filings; market data as of 18-Oct-2019 ¹ Oil-weighted small cap E&P companies include all E&Ps with market capitalization between $500 million and $2 billion, with primarily operated unconventional, oil-weighted production (>50%): MTDR, CDEV, OAS, QEP and WLL (index excludes JAG due to M&A announcement). ² Bloomberg Peers include APA, CHK, CLR, COP, CRC, CRK, DNR, GPOR, LPI, MTDR, MUR, NBL, NOG, OAS, QEP, RRC, SM, WLL, WPX, WTI and XOG (index excludes EPE, SN, AREX due to bankruptcy or OTC trading). 28 ³ Leverage is calculated as current net debt / 2019E EBITDA. ⁴ Calculated as % of 2020E consensus production.

CALLON HAS TRADED IN-LINE WITH PEERS SINCE ANNOUNCEMENT

RELATIVE PERFORMANCE = CALLON STOCK PRICE PERFORMANCE MINUS THE PERFORMANCE OF THE INDEX

		Company Name	Market Cap ($mm)	Net Debt / EBITDA[1]	Oil %[2]	Share Price Performance Since 7/12/2019: 1-Day Trading	5-Day Trading	10-Day Trading	20-Day Trading	30-Day Trading	Through October 18, 2019	2019 YTD
RELATIVE	Callon vs Selected Indexes (Average)	Callon Proxy Peers Average[3]	$ 1,399	2.2 x	59 %	(11)	(11)	(6)	4	(6)	(2)	0
		Callon S-4 Peers Average[4]	950	2.4	59	(10)	(8)	(2)	7	(1)	7	8
		Oil-Weighted Small Cap E&P Peers Average[5]	903	2.5	65	(10)	(9)	(5)	20	10	13	12
		Bloomberg Peers Average[6]	5,160	2.6	50	(12)	(13)	(10)	1	(9)	(10)	(10)
		XOP	-	-	-	(13)	(17)	(15)	(3)	(13)	(17)	(19)
	Callon vs Selected Indexes (Median)	Callon Proxy Peers Median[3]	$ 882	2.2 x	62 %	(11)	(14)	(9)	3	(10)	(3)	6
		Callon S-4 Peers Median[4]	852	2.7	59 %	(12)	(10)	(3)	11	(1)	7	12
		Oil-Weighted Small Cap E&P Peers Median[5]	882	2.8	65 %	(9)	(11)	(9)	21	9	18	11
		Bloomberg Peers Median[6]	934	2.6	59 %	(12)	(14)	(9)	(1)	(11)	(8)	(4)

Source: CapIQ, Wall Street consensus, Company Filings; market data as of 18-Oct-2019
[1] Leverage is calculated as current net debt / 2019E EBITDA. [2] Calculated as % of 2020E consensus production. [3] Proxy Peers include CDEV, HPR, LPI, MTDR, OAS, PE, PDCE, QEP, and SM (index excludes CRZO, JAG and SRCI due to M&A announcements). [4] S-4 Peers include CDEV, MTDR, QEP and SM (index excludes CRZO and JAG due to M&A announcements). [5] Oil-weighted small cap E&P companies include all E&Ps with market capitalization between $500 million and $2 billion, with unconventional, oil-weighted production (>50%): MTDR, CDEV, OAS, QEP and WLL (index excludes JAG due to M&A announcement). [6] Bloomberg Peers include APA, CHK, CLR, COP, CRC, CRK, DNR, GPOR, LPI, MTDR, MUR, NBL, NOG, OAS, QEP, RRC, SM, WLL, WPX, WTI and XOG (index excludes EPE, SN, AREX due to bankruptcy or OTC trading).

CAP

29

MOST XOP CONSTITUENTS ARE NOT LOGICAL PEERS

	XOP	Callon S-4 Peers	Callon Proxy Peers	Oil-Weighted Small Cap E&P Peers[1]	Bloomberg Peers[2]
Majors	Chevron Corporation				
	Exxon Mobil Corporation				
Large Cap	Hess Corporation				
	ConocoPhillips				✓
	Noble Energy Inc.				✓
	Pioneer Natural Resources Company				
	Occidental Petroleum Corporation				
	Marathon Oil Corporation				
	Continental Resources Inc.				✓
	EOG Resources Inc.				
	Concho Resources Inc.				
	Apache Corporation				✓
	Diamondback Energy Inc.				
	Devon Energy Corporation				
SMID	Whiting Petroleum Corporation			✓	✓
	Cimarex Energy Co.				
	WPX Energy Inc.				✓
	Callon Petroleum Company				
	Parsley Energy Inc.		✓		
	Matador Resources Company	✓	✓	✓	✓
	Oasis Petroleum Inc.		✓	✓	✓
	Carrizo Oil & Gas Inc.	✓	✓		
	PDC Energy Inc.		✓		
	SM Energy Company	✓	✓		✓
	QEP Resources Inc.	✓	✓	✓	✓
	Centennial Resource Development Inc.	✓	✓	✓	
	SRC Energy Inc		✓		
	Magnolia Oil & Gas Corp.				
	Extraction Oil & Gas Inc.				✓
	Laredo Petroleum Inc.		✓		✓
	Jagged Peak Energy Inc.	✓	✓	✓	
	Penn Virginia Corporation				
	Bonanza Creek Energy Inc				
Offshore / Conventional / Non-Op	Murphy Oil Corporation				✓
	California Resources Corp				✓
	Kosmos Energy Ltd.				
	Denbury Resources Inc.				✓
	Northern Oil and Gas Inc.				
	W&T Offshore Inc.				✓
	Talos Energy Inc.				
Gas-Weighted	Chesapeake Energy Corporation				✓
	Cabot Oil & Gas Corporation				
	EQT Corporation				
	Southwestern Energy Company				
	Range Resources Corporation				✓
	Antero Resources Corporation				
	CNX Resources Corporation				
	Gulfport Energy Corporation				✓
Downstream / Refining	Marathon Petroleum Corporation				
	PBF Energy Inc.				
	HollyFrontier Corporation				
	Phillips 66				
	Valero Energy Corporation				
	Delek US Holdings Inc				
	CVR Energy Inc.				
	World Fuel Services Corporation				
	Tellurian Inc.				
	Renewable Energy Group Inc.				
	Par Pacific Holdings Inc				
	REX American Resources Corporation				
Average Market Cap ($mm)	$ 15,920	$ 950	$ 1,399	$ 903	$ 5,160

Source: CapIQ, Company Filings; market data as of 18-Oct-2019
[1] Oil-weighted small cap E&P companies include all E&Ps with market capitalization between $500 million and $2 billion, with primarily operated unconventional, oil-weighted production (>50%): MTDR, CDEV, OAS, QEP and WLL (index excludes JAG due to M&A announcement). [2] Bloomberg Peers include APA, CHK, CLR, COP, CRC, CRK, DNR, GPOR, LPI, MTDR, MUR, NBL, NOG, OAS, QEP, RRC, SM, WLL, WPX, WTI and XOG (index excludes EPE, SN, AREX due to bankruptcy or OTC trading).

CAP

30

CARRIZO’S EAGLE FORD POSITION IS BEST-IN-CLASS EAGLE FORD MAP DRILLING & COMPLETION COSTS ($/ft)¹ Peer Avg: $776/1k $960 $949 $855 $830 $800 $719 $673 $606 $600 $596 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 CRZO Peer 8 Peer 9 CARRIZO EAGLE FORD HAS BETTER MARGINS THAN PURE-PLAY PERMIAN OPERATOR² $ 45 3 $ 40 $ 35 $ 30 $ 25 $ 20 $ 15 $ 10 $ 5 $ / / $ BOE OperatingMargin $ 0 4 CRZO Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Eagle Ford Source: Public company disclosures, Enervus, CapIQ, Company Filings ¹ Offset Eagle Ford operators include ECA, LONE, MRO, EOG, SBOW, SN, MUR, CRZO, CHK, SM. ² Pure-Play Permian operators include CDEV, CPE, CXO, FANG, JAG, PE, PXD. ³ Operating margin defined as unhedged realized price - LOE - GP&T - Production Tax. 31 4 CRZO Eagle Ford estimated per Q1 2019 investor relations presentation; all others based on Q2 disclosures.

CALLON DELIVERS BEST IN CLASS OPERATONAL RESULTS 6 MONTH CUMULATIVE BOE / 1,000’ DRILLING & COMPLETION COST / 1,000’ CALLON AND OFFSET OPERATORS (2018+) (2018+) DELAWARE BASIN DELAWARE BASIN¹ DELAWARE BASIN¹ Peer Avg: $1,212/1k $1,551 20,472 19,803 $1,373 $1,250 16,757 16,630 $1,200 $1,144 15,115 $1,143 14,596 14,469 $1,063 $964 13,356 $995 CPE Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 5 Peer 1 Peer 4 CPE Peer 7 Peer 3 Peer 6 CPE Peer 2 2019 Recent Large Project MIDLAND BASIN MIDLAND BASIN² MIDLAND BASIN² 16,935 15,642 $1,063 Peer Avg: $807/1k 13,793 $950 12,967 12,963 $900 11,734 $765 $745 10,392 $718 $700 $600 Peer 1 CPE Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 1 Peer 4 CPE Peer 2 Peer 3 Peer 5 CPE Peer 6 Recent Large Project Source: Enervus, CapIQ; market data as of 07-Oct-2019 Note: 6mo cum BOE represents an average well performance by each operator with more than 10 WCA wells brought online from 2018-current and have at least 6 months of publicly available production data. ¹ Offset Delaware operators include CPE, CXO, CDEV, CRZO, JAG, PDCE, OXY, NBL. ² Offset Midland operators include PXD, CPE, SM, FANG, PE, ECA, QEP. 32

OUR COMBINED CAPITAL BASE ENABLES UNIQUE OPERATING SYNERGIES $900 Scale development is a capital issue, not an acreage issue Operational CapEx ($mm) ● Standalone, neither Callon nor Carrizo could afford the capital program $600 Midpoint of 2019 Guidance that would unlock value from a scaled, consistent development model ● Synergies do not depend on additional adjacent acreage, nor on longer $300 laterals (average Delaware lateral > 8,500 feet) TBU Visual on D&C – Callon will continueReduction to from pursue larger those opportunities as well $0 – pads – any osprey Delaware Only Current contiguous footprints allow for leveraging of facilities CPE CRZO SIMOPS Program Data? With the capital base of the combined company, two distinct sources of synergies become available SIMULTANEOUS OPERATIONS IMPROVE COST EFFICIENCY MEGA-PAD STRATEGY IMPROVES PERMIAN UPTIME ● Multiple rigs / frac crews focused on a single project in a distinct location ● During completion of new wells, nearby wells are shut-in – More efficient utilization of drilling and completion crews; lowers capital – Lost production during shut-in cost per well – Additional time and cost (dewatering) required to restore production – Enables sharing of fixed costs, leverages infrastructure and location prep ● More wells per project results in less shut-ins, dewatering, and greater ● Callon completed its first Delaware SIMOPS 6-well mega-pad (Rag Run) in production July 2019: Production Lost During Shut-in of Completed Wells Baseline SIMOPS Multi-Well Pad Mega-Pad Year 1 Annualized % (Wally World) (Rag Run) Shut-In: > 1% Total Cost Per Well Lower cost / Year 2+ Capital Required ~$24 mm ~$60 mm well despite Annualized % Shut-In: >2 % Wells Completed 2 6 longer Pad 1 (DSU A) Pad 2 (DSU A) Pad 3 (DSU A) Pad 1 (DSU B) Pad 2 (DSU B) Cost / Well ~$12 mm ~$10 mm laterals Mega-Pad Strategy Reduces/Eliminates Shut-Ins Drilling and Completion Costs 18% lower Drilling $ / FT $556 $445 D&C cost / FT No Volumes Completion $ / FT $682 $575 (synergy Shut-In for Offset D&C $ / FT $1,238 $1,020 targets based Completions on 5-8%) ProjectMega -1Pad (DSU 1 A) ProjectMega -2Pad (DSU 2 B) ProjectMega -3Pad (DSU 3 C) 33

CALLON'S HIGHLY QUALIFIED AND INDEPENDENT BOARD

CURRENT CALLON BOARD

Name	Matthew R. Bob	Barbara J. Faulkenberry	Michael L. Finch	L. Richard Flury (Chairman)	Joseph C. Gatto, Jr.	Larry D. McVay	Anthony J. Nocchiero	James M. Trimble
Age (09-May-2019)	62	59	63	71	48	71	68	70
Tenure (as of 09-May-2019)	5	1	4	15	1	12	8	5
Senior Leadership	●	●	●	●	●	●	●	●
Other Public Boards		●	●	●		●	●	●
Industry Experience	●		●	●	●	●	●	●
Financial Literacy	●	●	●	●	●	●	●	●
Technology Expertise		●				●	●	●



5/8
Directors have tenures of five or fewer years



7/8
Directors are independent



96.7%
Average Say-on-Pay over the past 3 years

Note: Data does not include three members scheduled to join the Board upon closing of the Carrizo acquisition.

34

CALLON MANAGEMENT INCENTIVES ALIGNED WITH SHAREHOLDERS All transaction-related compensation programs for Callon management are “double trigger” ◼ Special Severance Program for CRZO Transaction — Broad-based benefit for all Callon employees including officers — “Double trigger” benefit that pays only if the employee is terminated and the CRZO transaction closes — Max benefit: 1x base salary plus bonus, equity vests at actual performance, COBRA — Program disclosed in S-4 ◼ Officer Change in Control Severance Program — NOT triggered by the CRZO transaction — “Double trigger” benefit pays only if the executive is terminated following a change in control 96.7% average “Say on Pay” vote over the past 3 years Source: Callon May, 2019 Proxy filing, CPE/CRZO joint proxy statement/prospectus filed October 9, 2019 35

IMPORTANT DISCLOSURES Supplemental Non-GAAP Financial Measures This presentation includes non-GAAP measures, such as Adjusted EBITDA, Net Debt to LTM Adjusted EBITDA, Net Debt to LQA Adjusted EBITDA, Total Liquidity, and other measures identified as non-GAAP. Management also uses EBITDAX, which reflects EBITDA plus exploration and abandonment expense. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define adjusted earnings before interest, income taxes, depreciation, depletion and amortization (“Adjusted EBITDA”) as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, asset retirement obligation accretion expense, (gains) losses on derivative instruments excluding net settled derivative instruments, impairment of oil and natural gas properties, non-cash equity based compensation, and other operating expenses. Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Net Debt to Last Twelve Months (“LTM”) Adjusted EBITDA and Net Debt to Last Quarter Annualized (“LQA”) Adjusted EBITDA are non-GAAP measures. The Company defines Net Debt to LTM Adjusted EBITDA as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company’s Adjusted EBITDA inclusive of annual pro-forma results from its acquisitions and disposition completed over the last twelve month period. The Company defines Net Debt to LQA Adjusted EBITDA as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company’s current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. The Company presents these metrics to help evaluate its capital structure, financial leverage, and forward-looking cash profile. The Company believes that that these metrics are widely used by industry professionals, research and credit analysts, and lending and rating agencies in the evaluation of total leverage. 36